UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

VUANCE LTD.

(Translation of Registrant’s name into English)

Nolton House

14, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd. Announces Fourth Quarter 2011 Results

Hertzliya Israel – May 23, 2012. Vuance Ltd. (VUNCF:PK), a leading provider of Wireless Identification Solutions, completed its unaudited condensed financial statements for the quarter ending December 31, 2011. The Company has focused its R&D, sales and marketing efforts on its core competencies, which include Active RFID technology, PureRFid Suite and Wireless Identification solutions, while continuing to perform its multi-year contracts, including for the provision of national biometric ID and other multi-ID issuing and control systems.

Fourth Quarter 2011 Selected Unaudited Financial Results

Revenues for the fourth quarter ended December 31, 2011 increased 3% to $1.94 million compared to $1.89 million in the fourth quarter of 2010.

Gross profit decreased 10% to $1.1 million for the fourth quarter of 2011 compared to $1.3 million for the fourth quarter of 2010. Gross profit margin for the fourth quarter of 2011 was 59% compared to 67% in the fourth quarter of 2010. The decrease in gross profit margin was attributed to changes in the Company’s mix of revenues, in the multi-ID division.

Total operating expenses for the fourth quarter of 2011 were $1.1 million, compared to $1.0 million for the fourth quarter of 2010. The increase compared to the fourth quarter of 2010 was mainly due to a decrease in other income resulted from capital gain on extinguishment of liabilities which recorded in the fourth quarter of 2010, which was maintained by a decrease in general and administrative expenses due to a change in management's estimation with respect to the collectability of certain debt which was considered doubtful in the fourth quarter of 2010 and as of December 31, 2011, on the basis of communications held with the customer, is not considered as doubtful of collection.

The Company reported an operating income for the fourth quarter of 2011 of $50,000 compared to an operating income of $288,000 in the fourth quarter of 2010. The decrease in operating income was driven by the decrease in gross profit and the increase in operating expenses, as described above.

Financial income, net, for the fourth quarter of 2011 was $955,000 compared to financial expenses in the fourth quarter of 2010 of $199,000. The transfer from financial expenses to financial income is mainly due to a capital gain on extinguishment of debt related to convertible bonds, recognized in the fourth quarter of 2011.

Net income for the fourth quarter of 2011 was $1,003,000, or $0.08 basic earnings per share (based on a weighted average of 12.0 million shares) compared to a net income of $62,000, or $0.01 basic earnings per share (based on a weighted average of 7.3 million shares) in the fourth quarter of 2010.

The Company's unaudited condensed financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern. The reported unaudited condensed financial statements are in accordance with United States generally accepted accounting principles, or US GAAP.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2011

	Dec-31	Dec-31
	2011	2010
	Audited	Audited
	U.S. dollars in thousands (except per share data)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	215	197
Restricted cash deposits	-	130
Trade receivables, net	1,542	752
Other accounts receivable and prepaid expenses	105	388
Inventories, net	269	197
Total current assets	2,131	1,664

SEVERANCE PAY FUND	228	234

PROPERTY AND EQUIPMENT, NET	96	110

Total assets	2,455	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2011

	Dec-31	Dec-31
	2011	2010
	Audited	Audited
	U.S. dollars in thousands (except per share data)
LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Short-term bank credit	112	-
Trade payables	2,439	973
Employees and payroll accruals	139	151
Advances from customer	-	1,010
Accrued expenses and other liabilities	2,164	2,244
Convertible bonds	2,519	122
Short-term loan and others	456	-
Total current liabilities	7,829	4,500

LONG-TERM LIABILITIES:
Convertible bonds	-	2,866
Long-term loan and others	-	2,259
Accrued severance pay	227	254
Total long-term liabilities	227	5,379

SHAREHOLDERS' DEFICIT:
Ordinary shares	192	113
Additional paid-in capital	41,713	41,360
Amount of liability extinguished on account of shares	819	-
Accumulated deficit	(48,325)	(49,344)
Total shareholders' deficit	(5,601)	(7,871)

Total liabilities and shareholders' deficit	2,455	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2011

	12 months ended		3 months ended
	Dec-31		Dec-31
	2011	2010	2011	2010
	Audited		Unaudited
	U.S. dollars in thousands, except share data

REVENUES	7,922	7,389	1,942	1,883
COST OF REVENUES	3,306	2,057	800	616

GROSS PROFIT	4,616	5,332	1,142	1,267

OPERATING EXPENSES:
Research and development	462	386	90	78
Selling and marketing	3,505	4,405	884	996
General and administrative	732	1,985	111	301
Other (income) expenses	(137)	(396)	7	(396)
Total operating expenses	4,562	6,380	1,092	979

OPERATING (LOSS) INCOME	54	(1,048)	50	288

FINANCIAL (EXPENSES) INCOME , NET	990	(678)	955	(199)

INCOME (LOSS) BEFORE INCOME TAX	1,044	(1,726)	1,005	89

INCOME TAX	(25)	(50)	(2)	(13)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,019	(1,776)	1,003	76

LOSS FROM DISCONTINUED OPERATIONS	-	(189)	-	(14)

NET INCOME (LOSS) FOR THE PERIOD	1,019	(1,965)	1,003	62

EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	0.11	(0.29)	0.08	0.01
Diluted	0.09	(0.29)	0.07	0.01

LOSS PER SHARE FROM DISCONTINUED OPERATIONS BASIC AND DILUTED:	-	(0.03)	-	(0.00)

NET EARNINGS (LOSS) PER SHARE:
Basic	0.11	(0.32)	0.08	0.01
Diluted	0.09	(0.32)	0.07	0.01

Weighted average number of ordinary shares used in computing basic earnings (loss) per share	9,126,327	6,177,862	12,027,005	7,277,152

Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	11,710,254	6,177,862	15,300,482	7,955,857

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chairman of the Board of Directors

Date: May 23, 2012